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                          May 12, 2020

       Catherine Grassman
       Chief Financial Officer
       Heska Corporation
       3760 Rocky Mountain Avenue
       Loveland, Colorado 80538

                                                        Re: Heska Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 5, 2020
                                                            File No. 333-238005

       Dear Ms. Grassman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences